Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-52774 of Global Payments Inc. on Form S-8 of our report dated July 22, 2004, relating to the consolidated financial statements of Global Payments Inc. and subsidiaries as of May 31, 2004 and 2003 and for each of the three years in the period ended May 31, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 and the Company’s change in its method of accounting for costs associated with exit or disposal activities to conform with Statement of Financial Accounting Standards No. 146) appearing in this Annual Report on Form 10-K of Global Payments Inc. for the year ended May 31, 2004.

DELOITTE & TOUCHE LLP

Atlanta, Georgia

August 10, 2004